Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 1, 2011

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Momentive Performance Materials Inc.
Registration Statement on Form S-1
Filed July 26, 2011
File No. 333-175800

Dear Ms. Long:

On behalf of Momentive Performance Materials Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 22, 2011 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and certain other updates.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page references in the text of this letter correspond to pages and captions in Amendment No. 1.

General

1.	We note that you have not yet filed a legality opinion. Please allow sufficient time for us to review the legality opinion after you file it as an exhibit to your registration statement.

Response:

The Company acknowledges the Staff’s comment and will file the legality opinion prior to requesting acceleration of effectiveness of the Registration Statement. The Company understands that the Staff will need adequate time to review the legality opinion once it is filed.

Pamela Long, September 1, 2011 - Page 2

2.	Because of the magnitude of the proposed offering being registered for resale as well as the nature of the selling security holder, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering. Please advise us of the company’s basis for determining that the transaction is eligible under Rule 415(a)(1)(i). Alternatively, please identify the selling security holder as an underwriter.

Response:

For the reasons set forth below, the Company believes that it is appropriate to register the offering on a shelf basis under Rule 415(a)(1)(i).

Rule 415(a)(1)(i) under the Securities Act of 1933, as amended, permits an issuer to register the offer and sale of securities on a delayed or continuous basis by the selling security holder in a bona fide secondary offering without restriction if the selling security holder is other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. In its Compliance and Disclosure Interpretations, Interpretive Response 612.09 (the “612.09 Interpretation”), the Staff has set forth a detailed analysis of the relevant factors that should be examined to determine whether an offering is a bona fide secondary offering eligible for Rule 415(a)(1)(i). The 612.09 Interpretation, while directed at shares of equity securities, identifies the following factors for consideration, which can be equally applied to debt securities:

•	how long the selling security holder has held the securities;

•	the circumstances under which the selling security holder received the securities;

•	the relationship of the selling security holder to the issuer;

•	the amount of securities involved;

•	whether the selling security holder is in the business of underwriting securities; and

•	whether, under all the circumstances, it appears that the selling security holder is acting as a conduit for the issuer.

The 612.09 Interpretation acknowledges that the question of whether a purported secondary offering is really a primary offering is a “difficult factual one” and not merely a question of who receives the proceeds and that consideration should be given to “all the circumstances.”

In addition, in its Compliance and Disclosure Interpretations, Interpretive Response

Pamela Long, September 1, 2011 - Page 3

212.15, the Staff noted that “[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”

Each of the factors identified in the 612.09 Interpretation is discussed below.

A. How long the selling security holder has held the securities.

The longer the securities are held, the less likely the selling security holder is acting as a conduit for the Company. Here, the selling security holder, Euro VI (BC) S.à.r.l. (“Euro VI”), an investment fund managed by affiliates of Apollo, has held the Notes since November 5, 2010. Euro VI received the Notes at that time pursuant to an exchange offer, in exchange for other debt securities of the Company, which Euro VI originally acquired in the secondary market between March and August 2009 (see B. below). The selling security holder acquired the Notes as a long-term investment and not with a view to distribution on behalf of the Company.

B. The circumstances under which the selling security holder received the securities.

The Notes were issued to Euro VI as part of a strategic refinancing by the Company. Euro VI obtained the $525,687,000 principal amount of the Notes through an exchange of Euro VI’s holdings of the Company’s 9.75% Senior Notes due 2014, 9.00% Senior Notes due 2014 and 10.125% / 10.875% Senior Toggle Notes due 2014, which Euro VI acquired in the secondary market in arm’s length transactions for purposes of investment. The Company effected this exchange in connection with the refinancing of a portion of its existing debt in order to have a more flexible capital structure with extended maturities of debt securities. The circumstances here do not suggest that the selling security holder had any intent to distribute the Notes on behalf of the Company.

Although Euro VI has registration rights with respect to the Notes, obtaining registration rights does not by itself evidence a current intent on the part of the selling security holder to sell securities. There are a number of reasons why security holders want securities registered other than to effect an immediate sale. Many investment funds, including Apollo, act as fiduciaries with respect to their own investors. It would not be responsible for those fund to refrain from seeking to have their securities registered because the absence of registration rights could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their judgment about the investment.

The absence of any distributive intent on the part of Euro VI is further supported by (i) the existence of a lock-up period for effecting any sale of the Notes and (ii) the lack of cash or additional penalties arising from delays in registering the Notes.

C. The relationship of the selling security holder to the issuer.

Pamela Long, September 1, 2011 - Page 4

The selling security holder is neither a subsidiary of the Company, nor a person of which the Company is a subsidiary. As noted in the “Selling Security Holder” section of the prospectus, Euro VI is an investment fund managed by affiliates of Apollo. Euro VI acquired the Notes as an investor, and its relationship with the Company is that of an investor in the Company’s debt. The selling security holder does not, directly or indirectly, hold an equity interest in the Company.

Certain other investment funds managed by Apollo affiliates (not including Euro VI) beneficially own 89.5% of the common units of Momentive Performance Materials Holdings LLC (“Momentive Holdco”), the ultimate parent of the Company; however, these funds are managed separately from Euro VI and they have different voting and investment objectives and goals than Euro VI. GE Capital Equity Instruments, Inc., which is independent of Apollo, beneficially owns 8.9% of the common units of Momentive Holdco.

D. The amount of securities involved.

The Notes held by Euro VI consist of $525,687,000 principal amount of Notes, which is less than half the amount initially issued pursuant to the indenture governing the Notes.

E. Whether the selling security holder is in the business of underwriting securities.

The selling security holder is an investment fund and is not in the business of underwriting securities. As stated above, Euro VI made an investment in debt securities of the Company and it has the financial risk of that investment.

F. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the above discussion and the facts and circumstances of Euro VI’s investment, the Company respectfully submits that it would be inappropriate to conclude that Euro VI is acting as a conduit or alter ego for the Company. As noted above, Euro VI does not own any of the outstanding common units of Momentive Holdco and is a different investment vehicle from the Apollo funds that beneficially own the common units of Momentive Holdco, with distinct investment interests and objectives. In addition, Euro VI has held the securities for a significant period of time and obtained the securities through an exchange of debt securities in connection with a refinancing by the Company. The original debt securities were acquired by Euro VI more than two years ago in the secondary market in arm’s length transactions. Euro VI is an investment fund that is not in the business of underwriting securities. Under these circumstances, the Company believes that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Pamela Long, September 1, 2011 - Page 5

Conclusion

For all the foregoing reasons, the Company believes that the facts and circumstances compel the conclusion that Euro VI is an investor in the Company and the offering by Euro VI pursuant to the Registration Statement is a bona fide secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Prospectus Cover Page

3.	Please revise the cover page to disclose the price of each note to be offered by the selling security holders.

Response:

The Company has revised the cover page to include disclosure regarding the prices at which the Notes may be offered by the selling security holders.

Selling Security Holder, page 208

4.	Please revise your disclosure to identify the date on which the notes were originally issued and the exemption relied upon.

Response:

The Company has revised its disclosure on page 209 to identify the date on which the notes were originally issued and the exemption relied upon.

5.	We note that Apollo is the beneficial owner of the notes. Please revise to disclose the person or persons who have voting or investment control over the company’s securities that Apollo owns. Please refer to Questions 140.01 and 140.02 of the Regulation S-K Compliance and Disclosure Interpretations available at:
http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The Company has revised its disclosure on page 209 in response to the Staff’s comment.

6.	Please revise this section to disclose whether the selling security holder is a broker-dealer or an affiliate of a broker-dealer. If the selling security holder is a broker-dealer, please identify the selling security holder as an underwriter in the prospectus. If the selling security holder is an affiliate of a broker-dealer, please revise your prospectus to state that the selling security holder purchased in the ordinary course of business and at the time of the purchase of the securities to be resold, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Pamela Long, September 1, 2011 - Page 6

Response:

The Company has revised its disclosure on page 209 in response to the Staff’s comment.

7.	Please revise this section to disclose the nature of any material relationship which the selling security holder has had within the past three years with you or your affiliates. In this regard, we note your disclosures on pages 126 and 129 with regard to Apollo.

Response:

The Company has revised its disclosure on page 209 in response to the Staff’s comment.

Plan of Distribution, page 209

8.	Please revise the last sentence of the last carryover paragraph on page 210 to indicate that a selling security holder deemed to be an underwriter will be subject to certain statutory liabilities.

Response:

The Company had revised its disclosure on page 211 as requested to indicate that a selling security holder deemed to be an underwriter will be subject to certain statutory liabilities.

9.	Please revise to describe the plan of distribution and the terms of any agreement, arrangement, or understanding entered into with any broker or dealer prior to the effective date of the registration statement. See Item 508(c)(2) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will provide the Staff with details regarding the terms of any such agreement, arrangement, or understanding that is entered in with any broker or dealer, prior to the effective date of the Registration Statement in a future amendment.

10.	We note your disclosure in the first full paragraph on page 210. To the extent underwriters or any selling group members intend to engage in passive market making transactions, please indicate such intention and briefly describe the passive market making. Please also describe any transaction that the underwriter or selling security holder intends to conduct during the offering that stabilizes, maintains, or otherwise affects the market price of the offered securities. See Item 508(k)-(l) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and, to the extent that (i) underwriters or any selling group members intend to engage in passive market making transactions or

Pamela Long, September 1, 2011 - Page 7

(ii) an underwriter or selling security holder intends to conduct during the offering any transaction that stabilizes, maintains, or otherwise affects the market price of the offered securities, the Company will provide the Staff with details indicating such intention and describing the passive market making or relevant conduct in a future amendment.

Item 15. Recent Sales of Unregistered Securities, page II-4

11.	Please revise to disclose the information required by Item 701 of Regulation S-K regarding the sale of the notes to the selling security holder.

Response:

The Company has revised Item 15 on page II-4 in response to the Staff’s comment.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3124 or (212) 492-0458 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ David S. Huntington, Esq.
David S. Huntington, Esq. of PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Enclosures

cc:	Douglas A. Johns, Esq., Momentive Performance Materials Inc.
Gregory A. Ezring, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP